





CERTIFICATION OF VITAL RECORD

SOVEREIGN ANIYUNWIYA NATION

ANIYUNWIYA BUREAU OF VITAL STATISTICS
TRIBAL HEALTH DEPARTMENT
CERTIFICATE OF DIVINE BIRTH

TRIBAL FILE NUMBER: **421-351990-6595**

DATE FILED: **July 22, 1990**

CHILD'S INFORMATION

NAME: **Red Wolf Terry Bey**

TIME OF BIRTH (24 Hours): **14:32 PM**

DATE OF BIRTH: **July 01, 1990**

BIRTH WEIGHT: **7lbs - 5oz**

SEX: **Female**
PLACE OF BIRTH: **Aniyunwiya Country (18 USC 1151)**
CITY, COUNTY OF BIRTH: **United States Minor Outlying Islands**

MOTHER'S INFORMATION

MAIDEN NAME: **Kathryn Williams**

DATE OF BIRTH: **April 20, 1971**

BIRTHPLACE: **Unknown**

FATHER'S INFORMATION

NAME: **Adrian Dean Terry**

DATE: **December 27, 1970**

BIRTHPLACE: **Unknown**

SAN356595AL

This is to certify that this is a true and correct reproduction or abstract of the official record filed with the Aniyunwiya Department of Health, Huntsville, Alabama.

DATE ISSUED: **AUGUST 17, 2021**

M.M. Yavapai El, MCO

M. M. Yavapai El, Tribal Registrar